Via EDGAR

July 22, 2010

Mr. Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, NE, CF/AD5
Washington, DC  20549-3561

cc:	Mr. Doug Jones
Mr. Max Webb
Mr. Nolan McWilliams

Re:	Wendy's/Arby's Group, Inc.
File No. 001-02207
Form 10-K for the Fiscal Year Ended January 3, 2010
Form 10-Q for the Quarterly Period Ended April 4, 2010
Schedule 14A filed April 9, 2010

Dear Mr. Shenk:

We are responding in electronic form to your letter dated July 9, 2010 (the “Letter”) regarding the Wendy’s/Arby’s Group, Inc. (“WAG” and, collectively with its subsidiaries, the “Company”) Annual Report on Form 10-K for the fiscal year ended January 3, 2010 (the “2009 10-K”), its Quarterly Report on Form 10-Q for the quarterly period ended April 4, 2010 (the “First Quarter 10-Q”) and its 2010 Proxy Statement (the “2010 Proxy”).

The discussion below is presented in the order of the numbered comments in the Letter. Certain capitalized terms set forth in this letter and otherwise not defined herein are used as defined in the 2009 10-K, the First Quarter 10-Q or the 2010 Proxy (including the documents incorporated by reference therein). All dollar amounts referred to herein are in thousands.

Your comments and the Company’s responses thereto are as follows:

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 1. Business
The Wendy’s Restaurant System
International Operations, page 7

1.           Please explain to us your accounting for upfront development fees paid by developers and tell us how these fees are reported in your financial statements.

Company Response

With respect to our discussion of developers in Item 1. Business, The Wendy’s Restaurant System, International Operations, we would like to clarify that we do not utilize developers for area franchise sales. Rather, the granting of the development rights as described in the 2009 10-K is to either new or existing franchisees to whom we grant the rights to develop multiple franchise locations in a stated territory. For the periods covered by the financial statements included in the 2009 Form 10-K, Wendy’s has granted area development rights only internationally and Arby’s has granted area development rights both domestically and internationally. During the second quarter of 2010, Wendy’s granted domestic area development rights to one franchisee.

Wendy’s and Arby’s recognize fees from area development rights based upon their estimate of units to be opened under a development agreement; such fees  are included in “Franchise Revenues” in our Consolidated Statement of Operations as related individual locations are opened, as prescribed in Accounting Standards Codification (“ASC”) 952-605-25-5 and 6.

Since the merger with Wendy’s International, Inc. on September 29, 2008 through the fiscal year ended January 3, 2010, Wendy’s has not recognized any amounts from upfront development fees paid by franchisees in our Consolidated Statements of Operations. Amounts from Arby’s upfront development fees recognized in the Consolidated Statements of Operations for the periods included in our 2009 10-K were not significant.

Item 1A. Risk Factors, page 14

2.           Please revise the introductory language in future filings to clarify that all material risks have been discussed.

Company Response

The Company notes that Item 503(c) of Regulation S-K calls for a discussion of “the most significant factors” that makes an offering speculative or risky. Accordingly, the Company will use the phrase “the most significant factors” in the introductory paragraph in future filings where risk factors are described.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

3.           Please quantify each material factor cited when two or more are cited as reasons for impacts on results so that investors may have an understanding of their magnitude and proportion. For example, refer to the last paragraph under “sales” in the Form 10-K and the discussion under “restaurant margin” in the Form 10-K and Form 10-Q for the quarterly period ended April 4, 2010. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. If quantification is not practicable, please state so and describe your basis for citing the factor.

Company Response

We acknowledge the requirements of section 501.04 of the Codification of Financial Reporting Releases. Please see Company Responses to comments 4, 5 and 6 below with regard to our discussion under “sales” and “restaurant margin.” In other cases, when two or more factors are cited as reasons for impacts on financial statement line items within our Results of Operations, we believe that we have complied with the requirements of section 501.04.

4.           We note that cost of sales is a material component of your results and margins, and that changes in elements of cost of sales are cited as contributing to changes in margins. In this regard, please provide a comparative analysis of cost of sales for each segment. We believe a table that presents each material component of cost of sales would be useful to investors and aid your analysis. Please include the intended revised disclosure in your response.

Company Response

We agree with the staff’s comment that cost of sales is a material component of our results and margins. In response to the staff’s comments, in future quarterly and annual reports, as appropriate, we will:

•
Revise the definition of Restaurant Margin (included in Key Business Measures on page 33 of the 2009 10-K) to say the following: “Cost of sales includes food and paper, restaurant labor, and occupancy, advertising and other operating costs.”

•	We will also include the above language in footnote 1, Significant Accounting Policies, in Notes to Consolidated Financial Statements.

•
We will revise the information included in Results of Operations – Restaurant Statistics to include a breakout of sales by brand. The disclosure in our 2009 10-K included restaurant margin by brand and on a consolidated basis and we will continue making such disclosure in our quarterly and annual reports. For investors, we believe that the key performance metric in the operations of each of our brands is restaurant margin and that the components of cost of sales are not significant independent factors. However, should there be a material change between any of the periods discussed in any of the components of cost of sales, we would quantify them as part of our discussion in Restaurant Margin in future filings.

Provided below is the format of our intended revised disclosure, which will be included in Results of Operations – Restaurant Statistics in future quarterly and annual reports.

	2009	2008	2007
Sales
Wendy's (a)	$2,035.3	$504.8	n/a
Arby's	1,064.1	1,131.4	$1,113.4
Bakery and kid's meal promotion items	98.9	26.1	n/a
Total sales	$3,198.3	$1,662.3	$1,113.4

Restaurant margin $
Wendy's (a)	$303.8	$59.1	n/a
Arby's	147.7	181.8	$219.0
Consolidated	$451.5	$240.8	$219.0

Restaurant margin %
Wendy's (a)	14.9%	11.7%	n/a
Arby's	13.9%	16.1%	19.7%
Consolidated	14.6%	14.7%	19.7%

(a)	Wendy’s data for 2008 is only for the period commencing on September 29 (the “merger date”) through the end of the fiscal year.

Restaurant Statistics, page 38

5.           The industry trends, economic conditions and competitive pressures identified earlier in the filing appear to apply to both Wendy’s® and Arby’s® systems. In connection with this, please explain to us and disclose the reason for the disparity in changes in same-store sales between the two systems in both the magnitude and trend disclosed here and through the first quarter of 2010.

Company Response

While industry trends, economic conditions and competitive pressures affect both brands, they generally do not do so equally for numerous reasons noted throughout the 2009 10-K (note in particular our lengthy discussions of the brands in Item 1 and risk factors affecting the brands in Item 1A) and, where material changes have occurred, in the First Quarter 10-Q.  There are also other factors that affect the brands separately, such as consumer perceptions of value, timing and consumer acceptance of brand advertising campaigns and new product introductions, timing and consumer acceptance of competitor advertising campaigns and new product introductions, advertising dollars available based on systemwide sales by brand, and changes in consumer tastes and preferences, just to name a few such factors.  These factors are also noted throughout the 2009 10-K and, where material changes have occurred, in the First Quarter 10-Q. We are, however, unable to quantify these factors.

In addition, the dissimilarity of certain of the economic characteristics cited, including dissimilarity of operating margins of the brands, was a significant factor in our determination not to aggregate the Wendy’s and Arby’s operations into one reportable segment at this time.

6.           Please explain to us and disclose the reason for the disparity in the trend in restaurant margin between the two systems disclosed here and through the first quarter of 2010.

Company Response

In general, restaurant margins are impacted by restaurant average unit volumes and changes in same store sales. For example, additional revenue from higher same store sales provides operating leverage of fixed and semi-variable costs. Disparities in the restaurant average unit volumes and same store sales trends between the two systems are primary causes for disparities in brand restaurant margins. Please see the Company Response to comment 5 above for a discussion of the reasons for the differences in restaurant average unit volumes and same store sales between the two brands.

7.           In regard to company-owned average unit volumes, it appears that similar information for franchised stores would be meaningful information as a context for royalties and fees you record and for comparative purposes between these ownership types. Please advise.

Company Response

The Wendy’s and Arby’s franchise store average unit volumes for the three fiscal years ended January 3, 2010 average approximately 7% and 11% lower than the average unit volume for Company-owned restaurants, respectively, and generally move in tandem with Company-owned restaurants. Given the relative contributions to our consolidated revenue of sales from Company-owned stores and royalty revenue from franchised restaurants, the Company does not believe that these differences are material or that separate disclosure of franchise store average unit volumes would be material to investors.

Restaurant Margin, page 40

8.           Here and in your interim reports, please disclose the dollar amount of margins for context, particularly given that certain items are excluded in its computation as indicated on page 33.

Company Response

Please see our intended revised disclosure in the Company Response to comment 4 above.

Liquidity and Capital Resources Sources and Uses of Cash for 2009, page 40

9.           We note in your disclosure here and in the first quarter of fiscal 2010 that you primarily discuss net cash provided by operating activities in terms of net income and non-cash items. Reference to net income, prepared on the accrual basis of accounting, as well as non-cash items does not appear to provide a sufficient basis for a reader to analyze changes in cash flow from operations in terms of cash. Accordingly, please disclose the significant reasons and related underlying drivers sufficient to explain a substantial portion of changes in and level of cash flow of operating activities in terms of cash on a comparative basis. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www,sec.gov/rules/interp/33-8350.htm for guidance. In particular, there is no discussion in regard to why net cash provided by operating activities is significantly greater in each annual period relative to the immediately preceding period and is significantly lower in the first quarter of fiscal 2010 relative to the first quarter of fiscal 2009.

Company Response

In future filings, the Company will revise its discussion of net cash provided by operating activities as described by Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such disclosure will include, where appropriate, the changes in and level of cash flow from operating activities on a comparative basis.

In response to the staff’s comment regarding “… why net cash provided by operating activities is significantly greater in each annual period relative to the immediately preceding period and is significantly lower in the first quarter of fiscal 2010 relative to the first quarter of fiscal 2009…”, we note the following.

Fiscal 2009 was the first full fiscal year after the merger with Wendy’s International, Inc. (“WII”), which occurred on September 29, 2008, as further described in the second paragraph of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2009 10-K. Our net cash from operating activities, therefore, included a full year from WII in 2009 and included one quarter from WII in 2008.

The significant decrease in cash flow “… in the first quarter of fiscal 2010 relative to the first quarter of fiscal 2009…” is primarily a result of the payment of (1) approximately $36.0 million of incentive compensation payments in the first quarter of fiscal 2010 as compared to $12.1 million of incentive compensation payments in the first quarter of 2009 and (2) approximately $43.4 million of interest payments in the first quarter of 2010 as compared to $19.7 million of interest payments in the first quarter of 2009. The increase in incentive compensation payments is due to the difference between amounts earned under the Company’s incentive compensation plans for fiscal 2009 as compared to fiscal 2008. The increase in interest payments in the first quarter of 2010 as compared to the first quarter of 2009 is primarily due to the interest payment on the senior note borrowings by our principal subsidiary in June 2009.  These changes were offset, in large part, by increases in cash from operations and other working capital items for the comparative quarters.

Notes to the Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, page 87

10.           You disclose that you attribute substantially all goodwill to franchise reporting units. Presumably, this means that all of the goodwill attributed to Wendy’s franchise reporting units was attributed to franchised restaurants existing at the date of the merger. In consideration of Accounting Standards Codification 350-20-35-52 and 53, please tell us whether you have adjusted the balance of goodwill for franchised restaurants existing at the date of the Wendy’s merger that have been closed by franchisees or acquired by you since the merger. Similarly, tell us your accounting treatment for goodwill attributed to Arby’s franchised restaurants that have been closed by franchisees or acquired by you.

Company Response

As of January 3, 2010, we had 5,150 Wendy’s franchised restaurants and 2,580 Arby’s franchised restaurants.  During the three fiscal years ended January 3, 2010, our franchisees closed a total of 333 and 148 franchised restaurants and opened 211 and 238 Wendy’s and Arby’s franchised restaurants, respectively. During that same period, Wendy’s and Arby’s acquired a total of -0- and 65 franchised restaurants, respectively.  The Company does not consider the number of closed franchised units or acquired franchised units to be significant in relation to the total number of franchised units.

In accordance with ASC 350-20-35-28 and as further described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates, we test goodwill for impairment on an annual basis by reporting unit or more frequently if events or changes in circumstances indicate that the asset may be impaired.  As further described below, goodwill is not adjusted when franchised restaurants either at Wendy’s or Arby’s have been closed by franchisees or acquired by the Company, unless we determine that this change would be an event or circumstance that would more likely than not reduce the fair value of a reporting unit below its carrying amount as described in ASC 350-20-35-30.

Closed units

We did not adjust the balance of goodwill when franchised restaurants at either Wendy’s or Arby’s were closed by franchisees. We considered the guidance in ASC 350-20-35-52, which states, in part:

When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.

The closure of a franchised unit by a franchisee does not constitute the disposal of a business.  Pursuant to the glossary of ASC 805-10-20, a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.  When a franchisee closes a franchised unit, while that franchised unit may represent a business from the perspective of the franchisee, the Company has not disposed of an integrated set of activities and assets; that is, the franchised unit is not a business from our perspective and we have retained the inputs and processes related to our franchise reporting units.  Rather, the closure of a franchised unit by a particular franchisee results in the termination of a contractual revenue agreement between the Company and that franchisee.  The Wendy’s and Arby’s franchise businesses, which are synonymous with their franchise reporting units, are managed centrally by each brand.  Their processes, products and franchise agreements are similar across all franchise locations by brand.  The brands continue to manage the franchise businesses even when closures of franchised restaurants have taken place.  As the termination of a franchise agreement does not represent the disposal of a business, we do not believe the guidance in ASC 350-20-35-52 is applicable.

Additionally, we considered whether there would be a goodwill impairment indicator as described in ASC 350-20-25-30 as a result of a franchised restaurant closure.  However, we do not believe that any of the franchise agreement terminations related to the franchised restaurant closures (even before considering new franchise openings) were significant enough to more likely than not reduce the fair value of each of the franchise reporting units below their respective carrying amounts.

We also considered whether the franchise agreement terminations related to the franchised restaurant closures would be a triggering event for evaluation of Wendy’s amortizing franchise rights intangible asset for impairment or for reconsideration of the useful life of such asset.  We do not believe that any of the franchise agreement terminations related to the franchised restaurant closures were significant enough to indicate that the carrying amount of the asset may not be recoverable pursuant to ASC 360-10-35-21.  Additionally, given that the valuation and amortization of such asset was established based on contractual termination dates and that the vast majority of franchise restaurant closures occur at the end of a contractual agreement, we do not believe the franchise rights asset is impaired.  For those same reasons, we did not believe that a reassessment of our amortization methodology was necessary since attrition of franchisees is factored into the amortization.

Company acquired units

We did not adjust the balance of goodwill in the franchise reporting units when franchised restaurants at either Wendy’s or Arby’s were acquired by the Company.  When the Company acquires a franchised restaurant, there is a termination of a contractual revenue agreement between the Company and that franchisee.  Similar to our analysis for closed units, we believe that franchise agreement terminations do not constitute the disposal of a business that would result in the application of ASC 350-20-35-52.  A business has not been disposed of but has been acquired.  Accordingly, the Company accounted for each acquired franchised restaurant as a business combination with a concurrent settlement of a preexisting relationship pursuant to ASC 805.  Consistent with this premise, the purchase of franchised restaurants resulted in additional goodwill and reacquired rights for the Company-owned reporting units.

Additionally, we considered the guidance in ASC 350-20-35-45, which states, in part:

When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of.

Since the date of the Wendy’s merger, the Company has not acquired a significant number of franchised restaurants. As such, we do not consider the Company’s acquisitions a reorganization of either the franchise or the Company-owned reporting units.  The composition of its reporting units has not been significantly changed such that reporting units are broken up and/or transferred, and businesses from one reporting unit have not been transferred to another reporting unit.  Instead, the Company added businesses to its Company-owned reporting units and recorded increases to its goodwill balance based on the fair value of the franchised restaurants acquired in arms-length transactions.  We do not believe it is appropriate to reassign goodwill between reporting units because the Company-owned reporting units already reflect an appropriate increase in goodwill from the business combinations.  Additionally, because goodwill in franchise reporting units primarily derives its value from factors such as synergies, the ability to grow the franchise business by adding additional franchises, etc., we do not believe it is appropriate to reassign goodwill from the franchise reporting units because the value of goodwill is not diminished by buying out franchisees.  Accordingly, because the Company did not reorganize its reporting structure, we do not believe the above guidance in ASC 350-20-35-45 is applicable and we did not reassign goodwill from the franchise reporting units to the Company-owned reporting units.  However, we note that even if goodwill was reassigned from the franchise reporting units to the Company-owned reporting units in these instances, the amount to be reassigned would be immaterial to the Company given the low volume of recent acquisitions of franchised restaurants by the Company.

Finally, none of the acquisitions of franchised restaurants represented an event or change in circumstances that would more likely than not reduce the fair value of each of the franchise reporting units below their respective carrying amounts.  Nor have they been of sufficient significance to be a triggering event for evaluation of Wendy’s amortizing franchise rights intangible asset for impairment or for reconsideration of the useful life of such asset.

Note 21. Guarantees and Other Commitments and Contingencies, page 108

11.           Please explain to us your consideration of ASC 460-10-25-2 to 4 in recognizing a liability for the guarantees mentioned in the first paragraph of this note. At a minimum, it appears that a liability should be recorded for the non-contingent obligation to stand ready to perform even if it is not probable that payments will be required under the guarantees.

Company Response

Please note that we have a liability recorded for the guarantees mentioned in the first paragraph of Note 21 of the Notes to Consolidated Financial Statements, Guarantees and Other Commitments and Contingencies. The recorded amount of the guarantee is not significant and we do not believe disclosure in the footnote is required.

12.           In a risk factor on page 20, you disclose that you currently self-insure a significant portion of expected losses under workers compensation, general liability and property insurance programs. Please tell us and disclose the amount of liability recorded for these situations, separately to the extent material for each.

Company Response

Please note that we have disclosed the total amount of our reserves for self-insured expected losses in our disclosure in Note 5 of the Notes to Consolidated Financial Statements, Balance Sheet Detail – Accrued expenses and other current liabilities, on the line captioned “Insurance reserves.” The liability for self-insurance for any of the expected losses described in Note 21 of the Notes to Consolidated Financial Statements, Guarantees and Other Commitments and Contingencies, does not meet the required threshold for disclosure under either Section 5-02 of Regulation S-X for annual financial statements or Section 10-01 for interim financial statements and, therefore, we believe no further disclosure is required.

Exhibits 31.1 and 31.2

13.           We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Company Response

We will not include the title of the certifying individual at the beginning of the certification in future filings.

Form 10-Q for the Quarterly Period Ended April 4, 2010

Condensed Consolidated Balance Sheets, page 1

14.           Please explain to us in greater detail the reason for the 84.4% increase in “prepaid expense and other current assets” of $24.6 million and the 24.9% decrease in accounts payable of $25.8 million relative to the disclosure on page 19 concerning these. In particular, tell us the circumstances associated with the higher invoice volumes processed at year end and what the estimated other costs and their amounts booked at year end were disclosed on page 19 in regard to accounts payable. Further, reconcile for us the change presented in the statement of cash flows for 2010 in “prepaid expense and other current assets” of $5.3 million and accounts payable of $13.0 million to the respective amounts noted above, as well as that for “accrued expenses and other current liabilities” of $42.3 million to the change presented on the balance sheet of $20.3 million.

Company Response

A significant portion of the change in the “prepaid expenses and other current assets” (and in “accrued expenses and other current liabilities,” both as noted in the tables below that reconcile the cash flow statement captions to the related balance sheet changes) pertains to the standardization of our vacation policies across our entire business as of the beginning of fiscal 2010. Under this policy, all vacation for the 2010 fiscal year is awarded on the first day of the fiscal year and is amortized to the statement of operations during that year. The related liability which is also recorded at the beginning of the fiscal year is reduced by vacation taken during the year. Should an employee leave the Company during that fiscal year, the employee is paid for their vacation not yet taken.

The changes in prepaid expenses and other current assets and accrued expenses and other current liabilities at the end of the quarter ended April 4, 2010 as compared to the balance of the end of the 2009 represent offsetting non–cash changes resulting from the award of the vacation pay and is therefore not included in our cash flow statement as well as our discussion of significant balance sheet changes in our First Quarter 10-Q. The majority of the remainder of the increase in “prepaid expenses and other current assets” results from increases in prepaid items such as rent and insurance, which are being amortized to expense over their respective contractual terms.

Regarding the circumstances around the higher invoice volumes processed at year end as disclosed on page 19, we note that these higher volumes are primarily associated with higher sales in a typical December, the end of the fiscal year, as compared to a typical March, the end of the first quarter, which result in increases in the number of transactions (e.g., operating costs) in those respective months. Invoices for these additional transactions are processed as received from third parties and result in higher accounts payable balances as of the end of December. The estimated other costs in accounts payable included such items as amounts due for our stock repurchase program, escheatment amounts and other items that are more typically included in accounts payable rather than accrued expenses.

The following is a reconciliation of the changes in “prepaid expenses and other current assets,” “accounts payable” and “accrued expenses and other liabilities” from the statement of cash flows for the first quarter of 2010 to the respective balance sheet amounts:

Prepaid expenses and other current assets

Statement of cash flows, First Quarter 10-Q	$	(5,300)
Vacation pay accrued		(19,468)
Other non–cash items, net		120
Increase in prepaid expenses and other current assets		(24,648)
Balance, First Quarter 10-Q		58,831
Balance, 2009 10-K		$29,212

Accounts payable

Statement of cash flows, First Quarter 10-Q	$	(13,025)
Change in accounts payable related to capital expenditures		(11,100)
Other non–cash items, net		(1,638)
Decrease in accounts payable		(25,763)
Balance, First Quarter 10-Q		77,691
Balance, 2009 10-K		$(103,454)

Accrued expenses and other current liabilities

Statement of cash flows, First Quarter 10-Q	$	(42,307)
Vacation pay accrued		19,468
Other non–cash items, net		2,566
Decrease in accrued expenses and other liabilities		(23,265)
Balance, First Quarter 10-Q		(248,817)
Balance, 2009 10-K		$(269,090)

Management’s Discussion and Analysis Restaurant Statistics, page 16

15.           We did not note “average unit volume” information here as in the Form 10-K. It appears that such information would be useful to investors for interim periods. Please revise or advise.

Company Response

“Average unit volume” is a term of art in our industry commonly understood to represent average annual unit volumes based on a fixed annual period (e.g., calendar year or company fiscal year). As noted in the Company Response to comment 7 above, we compute and disclose average unit volumes for Company-owned restaurants on an annual basis which is standard for the industry and consistent with disclosures made in our annual “Franchise Disclosure Document” for each brand required under Federal Trade Commission rules governing the sale of franchises. We also disclose same-store sales results (for both Company-owned restaurants and franchised restaurants) on an interim basis. We believe that this information provides investors with adequate information on which to evaluate trends in average unit volumes on an interim basis.

Restaurant Margin, page 17

16.           Please identify for us and in your disclosure the “certain controllable costs” referred to. Also, discuss the underlying drivers associated with this factor as well those associated with the indicated factor for “labor.”

Company Response

Please see the Company Response to comment 4 above.

17.           In regard to your disclosure that Wendy’s margin benefited from menu mix due to company owned restaurants selling a greater percentage of more profitable products, describe the more profitable products, and discuss specifics as to why they are more profitable and sales were driven to these products (for example, menu changes such as less number of less profitable products offered or conversely greater number of more profitable products offered, greater promotion of or emphasis upon more profitable products, associated consumer related factors, etc.).

Company Response

Wendy’s realizes margin benefits from its menu mix primarily as a result of the margin on premium priced products as compared to the margin on value priced products. Each of those products are sold at different price points and carry different food and beverage and restaurant labor costs resulting in varying margins. Generally, the premium priced products will generate more margin than value priced products. The marketing strategy over a sales period is designed to balance the margin and sales impact from value priced items, limited time menu offerings and premium priced products. The effect on sales and margins of this marketing strategy is referred to as “menu mix impact.”

The Company believes that menu mix and menu mix impact are terms which are well understood by investors due to the widespread use of such terms in our industry by competitors and analysts and that our disclosures provide all information about menu mix that is material to investors.   In addition, we believe that any more detailed disclosure of our margin benefit from menu mix as requested by the staff would cause us to disclose proprietary information about marketing strategies that could result in significant competitive harm to our brands.

18.           You disclose here that breakfast advertising decreased in the first quarter of fiscal 2010. In the Form l0-K for fiscal 2009, you presented a risk factor that discusses plans to expand Wendy’s breakfast initiative. Please reconcile these disclosures for us and in your next interim period filing, and clarify/update your expectations in regard to the breakfast initiative relative to your future operations and results.

Company Response

Breakfast advertising decreased in the first quarter of fiscal 2010 as compared to the first quarter of 2009 because the number of locations serving breakfast decreased over that period of time. The number of locations serving breakfast continued to be reduced throughout 2009 while the Company refined its strategy in that daypart. As a result, the advertising that was specifically focused on breakfast during those comparative periods decreased as well.

The risk factor that was included in our 2009 10-K stated, in part, that “Wendy’s plans to expand its breakfast initiative test in four additional markets in 2010” did not include a discussion of when during 2010 that expansion would occur.  The expansion into new markets did not occur during the first quarter of 2010. We do not believe that the risk factor discussed in the 2009 10-K required any modification in the First Quarter 10-Q as the increase contemplated was expected to occur subsequent to the first quarter of 2010.

As further information for the staff, the introduction of a new breakfast menu began in the three existing test markets during the second quarter of 2010 and we still plan to expand the test markets beginning in the fourth quarter. We do not believe that any discussion of this expansion is necessary in our Form 10-Q for the second quarter of 2010 as it will not have a material effect on our results of operations or financial condition for such period.

Schedule 14A filed April 9, 2010

Risk Oversight, page 15

19.           We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response

In January of 2010, the Company’s management conducted a review and assessment of the design and operation of the compensation policies and practices of the Company and its subsidiaries with regard to the requirements of Item 402(s) of Regulation S-K.  As part of that process, which included consultations with the Company’s outside counsel and compensation consultant, incentive compensation plans applicable to employees of the Company and its subsidiaries at all levels were considered, including annual bonus plans for non-executive employees.

Based on this review and assessment, management concluded that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, and therefore no disclosure was required by the Company in response to S-K Item 402(s).  In arriving at this conclusion, management considered the performance objectives and target levels used in connection with the Company’s incentive awards and also the features of the Company’s compensation plans that are designed to mitigate compensation-related risk, including the following: (i) plan metrics are tied directly to overall Company profitability, (ii) various methods for delivering compensation are utilized, including cash and equity based incentives with different time horizons that provide a balanced mix of both long and short term incentives, (iii) annual payouts are not paid until results are audited by the Company’s independent registered public accountants and certified by the Company’s Chief Financial Officer, (iv) performance-based awards have fixed maximum payouts, and (v) the Company has the right to reduce or eliminate payout under a plan if it is determined that the participant’s behavior is in conflict with the Company’s Code of Business Conduct and Ethics or any other Company policy or procedure.

Management’s conclusion that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company was reviewed and discussed with the Compensation Committee of the Company’s Board of Directors and the Committee’s independent legal counsel and independent compensation consultant.

1999 Executive Bonus Plan
Fiscal 2009 Awards, page 23

20.           We note your disclosure regarding the calculation of Modified EBITDA. In future filings, please disclose all modifications and specific adjustments to the calculation of the Modified EBITDA figure. Also, please disclose the actual Modified EBIDTA result.

Company Response

In future filings, if “Modified EBITDA” targets are described with respect to achievement of performance goals and payment of annual incentive compensation for any of the Company’s named executive officers, we will disclose all modifications and specific adjustments to the calculation of the Modified EBITDA figure.  We will also disclose the actual Modified EBITDA result(s).

In connection with our responses to your comments on the 2009 10-K, the First Quarter 10-Q and the 2010 Proxy (the “Filings”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (678) 514-4375 if you have questions regarding our responses.

Sincerely,
/s/STEPHEN E. HARE
Senior Vice President and Chief Financial Officer

cc:  Joseph Levato, Chairman, Audit Committee of the Board of Directors
       Deloitte & Touche LLP